JSI TRANSACTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: JSI Transaction Advisors, LLC was organized as a Maryland Limited Liability Company in July 2002. The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various states. The Company's business is to act as a broker and advisor in merger and acquisition transactions for private companies.

The Company is wholly-owned by JSI Capital Advisors, LLC ("Parent" or "Member") that provides the Company with office facilities and administrative services in exchange for fees.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

JSI TRANSACTION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review: Subsequent events were evaluated through date the financial statements were issued.

Revenue Recognition: Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company. Consulting fees are recognized as the services are performed.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $213,893, which was $208,893 in excess of its required net capital of $5,000, and the ratio of aggregate indebtedness to net capital was .10 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is dependent upon referrals from its Parent for its investment banking customers. The Company occupies office facilities with and is provided general and administrative services by its Parent in exchange for monthly fees. The Company receives invoices for office facilities and administrative services each month from the Parent based on a reasonable estimate of the percentage of time spent by officers and employees on the Company's business. The amount paid to the Parent under this arrangement for the year ended December 31, 2016 was approximately $190,140.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the Parent did not exist.

NOTE 4 – CONCENTRATIONS

All revenues earned during 2016 were from four customers.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.